

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

   **Re: Pagaya Technologies Ltd.**
    **Registration Statement on Form F-1**
    **Filed August 17, 2022**
    **File No. 333-266930**

Dear Mr. Krubiner:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1.  Please update your disclosures in the section titled "Fair Value of Pagaya Ordinary Shares" on page 108 that reference the "absence of a public trading market" and the Board determining the value of your ordinary shares, as it appears these disclosures are no longer correct.

Risk Factors, page 16

2.  Please add a separately-captioned risk factor discussing the dilutive effect on the company's share price as a result of the pricing mechanism whereby B. Riley Principal Capital II will purchase securities at a 3.0% discount to the VWAP.

Gal Krubiner
Pagaya Technologies Ltd.
August 31, 2022
Page 2

<u>Management's Discussion and Analysis of Financial Condition, page 89</u>

3.    We note that the projected Adjusted EBITDA for 2022 was $112 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and EJF Acquisition Corp. in connection with the evaluation of the Business Combination. We also note that your actual Adjusted EBITDA for the Six Months Ended June 30, 2022 was approximately $9.3 million, and for the Three Months Ended June 30, 2022 was approximately $4.9 million. Your press release states that according to the company's outlook for full-year 2022 the Adjusted EBITDA is expected to range between negative $20 million and positive $10 million. It appears that you may miss your 2022 Adjusted EBITDA projection.  If applicable, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc:    John T. McKenna, Esq.